United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
October 2006
Companhia Vale do Rio Doce
Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☑ Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐ No ☑
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐ No ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐ No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- .)

Press Release
Signatures

Press Release
CVRD pays second tranche of 2006 dividend
Rio de Janeiro, October 19, 2006 — Companhia Vale do Rio Doce (CVRD) informs that its Board of Directors approved the payment of the second installment of the 2006 dividend to shareholders, US$ 650 million, equivalent to US$ 0.269 per outstanding common or preferred class A share. Payment to shareholders will be made from October 31, 2006 onwards as publicly disclosed on January 26, 2006.
Dividend payment
The value of the second installment in Brazilian reais is R$ 1,387,035,000.00, equivalent to R$ 0.574057909 or US$ 0.269 per outstanding common or preferred class A share, and it will be paid according to the following terms:
1.	R$ 1,350,000,000.00 equivalent to R$ 0.558730080 or US$ 0.262 per outstanding preferred class A or common share, will be distributed as interest on shareholders ´ equity.

2.	R$ 37,035,000.00 equivalent to R$ 0.015327829, or US$ 0.007 per outstanding preferred or common share, will be distributed as dividends.
The values in Brazilian reais were obtained through the conversion of the US dollar amount into Brazilian reais using the exchange rate for the sale of the US dollar (Ptax — option 5 code), as informed by the Central Bank of Brazil on October 18, 2006, of R$ 2.1339 per US dollar, according to the procedure publicly announced on January 26, 2006.
3.	The payment will take place from October 31, 2006 onwards. The distribution is subject to withholding income tax in accordance with the applicable Brazilian law.

4.	The record date for CVRD shares traded on the São Paulo Stock Exchange, BOVESPA (Vale3 and Vale5), is October 19, 2006. For the Company’s American Depositary Receipts (ADRs) traded on the New York Stock Exchange, NYSE (RIO and RIOPR), the record date will be October 24, 2006. All shareholders on these respective record dates will have the right to the dividend payment.

5.	CVRD shares will trade ex-dividend in both stock exchanges from October 20, 2006 onwards.
For further information, please contact:
+55-21-3814-4540
Roberto Castello Branco: roberto.castello.branco@cvrd.com.br
Alessandra Gadelha: alessandra.gadelha@cvrd.com.br
Daniela Tinoco: daniela.tinoco@cvrd.com.br
Marcelo Silva Braga: marcelo.silva.braga@cvrd.com.br
Theo Penedo: theo.penedo@cvrd.com.br
Virgínia Monteiro: virginia.monteiro@cvrd.com.br
This press release may contain statements that express management’s expectations about future events or results rather than historical facts. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those projected in forward-looking statements, and CVRD cannot give assurance that such statements will prove correct. These risks and uncertainties include factors: relating to the Brazilian economy and securities markets, which exhibit volatility and can be adversely affected by developments in other countries; relating to the iron ore business and its dependence on the global steel industry, which is cyclical in nature; and relating to the highly competitive industries in which CVRD operates. For additional information on factors that could cause CVRD’s actual results to differ from expectations reflected in forward-looking statements, please see CVRD’s reports filed with the Brazilian Comissão de Valores Mobiliários and the U.S. Securities and Exchange Commission.

Signatures
      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 19, 2006	COMPANHIA VALE DO RIO DOCE (Registrant)
	By:	/s/ Roberto Castello Branco
Roberto Castello Branco
Director of Investor Relations